Cassidy & Associates
Attorneys at Law
1504 R Street, N.W.
Washington, D.C. 20009
—
(202) 387-5400

Telecopy Number
(202) 745-1920

E-Mail Address
Cassidy_Law@aol.com

Practice Limited to
Federal Securities
Law Matters

October 5, 2005

John Reynolds, Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

> Re: Loans4Less.com, Inc. Offering Statement on Form 1-A, Amendment #2
>   File No. 24-10109
>   Date of Comment Letter: August 10, 2005

Dear Mr. Reynolds:

I enclose for filing seven copies, one of which has been manually signed, of Amendment No. 2 to the Offering Circular on Form 1-A of Loans4Less.com, Inc. and three of which, without exhibits, are marked to show changes. I have simultaneously with this filing delivered courtesy copies of this amendment, marked to show changes, to Carlton Tartar and Terence O'Brien and Pamela Howell and Thomas Kluck of the Securities and Exchange Commission.

The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated August 10, 2005 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Offering Statement. A copy of the Comment Letter has been attached to the courtesy hard copies.

The page numbers referenced in this letter relate to the information set forth in the hard copy marked to show changes version of the Offering Statement as delivered by courtesy copy and may not directly correspond to the unmarked version thereof.

Part I.

Item 1 - Significant Parties

1.   The requested disclosure has been added and appears Item 1 of Part I.

Item 4 - Jurisdiction in Which Securities Are to be Offered

2.   The requested disclosure has been added and appears in Item 4 of Part I.

3.   The requested disclosure has been added and appears in Item 4 of Part I and page 9.

Item 5 - Unregistered Securities Issued or Sold Within One Year

4.   The Company relied upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as a transaction by an issuer not involving any public offering of its securities.

5.   The requested disclosure has been added and appears in Item 5 of Part I.

Part II. Offering Circular
General

6.   The requested disclosure has been added and appears beginning on page 18 of the offering circular.

Cover Page

7. .   The requested disclosure has been added and appears on the cover page and pages 9 and 25 of the offering circular.

8.   The requested disclosure has been added and appears on the cover page of the offering circular.

Risk Factors

9.   The requested disclosure has been added and appears beginning on page 2 of the offering circular.

10.   The requested disclosure has been added and appears on page 2 of the offering circular.

Dilution

11.   The requested disclosure has been revised and appears beginning on page 6 of the offering circular.

Plan of Distribution

12.   The requested disclosure has been revised and appears on page 9 of the offering circular.

13.   The Company will not accept partial investments.

14. The requested disclosure has been eliminated and revised as appears on page 9 of the offering circular and the subscription document is filed as an exhibit to this offering circular.

15. The requested disclosure has been added and appears on page 9 of the offering circular. The Company has reviewed the SEC Interpretation Release, 33-7856, on Use of Electronic Media and has reviewed the Division of Corporation Finance release "Current Issues and Rulemaking Projects" and is aware of the guidelines and safe harbor discussion provided therein for use of the Internet to market the Company's securities.

Use of Proceeds

16. The requested disclosure has been added and appears beginning on page 10 of the offering circular.

17. The requested disclosure has been added and appears on page 10 and beginning on page 16 of the offering circular.

18. The noted language has been deleted and/or rewritten and appears on page 10.

Description of the Business

19. The noted language has been deleted and/or rewritten and appears on pages 10 and page 11.

20. The requested disclosure has been added and appears beginning on pages 10 and 13 of the offering circular.

21. The requested disclosure has been revised and appears beginning on page 15 of the offering circular. The agreements with mortgage lenders have been filed as exhibits.

22. The requested disclosure has been revised and appears on page 13 of the offering circular.

23. The requested disclosure has been revised and appears beginning on page 13 of the offering circular.

24. The requested disclosure has been revised and appears beginning on page 14 of the offering circular.

25. The requested disclosure has been added and appears on page 14 and further under "Regulation" on page 16.

26. The requested disclosure has been revised and appears beginning on page 13 of the offering circular.

27. The requested disclosure has been added and appears on page 14 of the offering circular.

28.   The Company does not intend to partake in day trading or short term speculative trading, but the Company may purchase debt and/or equity securities as the opportunity may present itself for capital appreciation and/or income production. Such an acquisition would only be made if in the best interest of the Company to increase the income return to Company (better return than, for example, a simple bank savings account) or to appreciate its capital.

29.   The requested disclosure has been added and appears on page 15 of the offering circular.

30.   The requested disclosure has been revised and appears beginning on page 15 of the offering circular. The agreements with mortgage lenders have been filed as exhibits.

Market and Supplers

31.   The noted paragraph has been deleted.

32.   The requested disclosure has been added and appears on page 15 of the offering circular.

Regulation

33.   The requested disclosure has been added and appears on page 16 of the offering circular.

Business Plan

34.   The requested disclosure has been revised and appears on page10 and 17 of the offering circular.

35.   The requested disclosure has been revised and appears beginning on page 16 of the offering circular.

36.   The requested disclosure has been revised and appears on beginning on page 16 of the offering circular.

37.   The requested disclosure has been added and appears beginning on page 17 of the offering circular.

38.   The requested disclosure has been revised and appears on page 17of the offering circular.

39.   The requested disclosure has been revised and appears beginning on page 17 of the offering circular.

40.   The requested disclosure has been revised and appears beginning on page 17 of the offering circular.

Description of Property

41.   The requested disclosure has been added on page 18 of the offering circular.

Directors, Executive Officers and Significant Employees

42.   The requested disclosure has been added and appears beginning on page 20 of the offering circular.

Employment and Agent Agreements

43.   The requested disclosure has been added and appears on page 22 of the offering circular.

Securities Being Offered

44.   The requested disclosure has been added and appears on page 24 of the offering circular.

45.   The requested disclosure has been added and appears on page 26 of the offering circular.

46.   The requested disclosure has been added and appears on page 26 of the offering circular.

Financial Statements

47.   Please see Note A (1) of the financial statements.

48.   Please see Note A (1) of the financial statements. Also, the name of the company has been changed so that all financial statements appear to be for the same company.

49.   Note E regarding capital structure has been modified to include voting rights, vesting (none), liquidation preferences, interest terms and conversion rights.

Compilation Reports

50.   The compilation reports were removed and all referencing to the compilation reports was replaced with "Unaudited–See notes to the financial statements".

Statements of Stockholders' Equity

51.   A separate statement of stockholder's equity was created for each set of financial statements.

Income Statements

52.   The income statements for the years 12/31/2003 and 12/31/2004 have been revised to show earnings per share.

Cash Flow Statements

53.   Loans receivable are due from officer (Hershman) and are not part of ongoing business activities.

54.   The two years (2003 and 2004) were presented consistently on the gross basis. We believe the company does not qualify to use the net basis of presentation. In the 2004 year, the company did not borrow from the stockbroker so only payments were made.

Note A - Significant Accounting Policies

55.   The company's revenue section was not revised as the revenue described is the only type revenue the company is currently earning.

Financial Statements for the year ended December 31, 2003

Note C - Due to Stockbroker

56.   Note C – Due to Stockbroker was expanded to give more detail about the company's investment policies.

Financial Statements for the year ended December 31, 2004

57.   Management was not able to determine any other value than par for the 860,000 shares of stock issued to employees. Management believes that at the time the stock was issued, its fair value was par.

Note A - Summary of Significant Accounting Policies

58.   All non-cash investing and financing activities have been disclosed.

Interim Financial Statements - Three Months ended March 31, 2005

Note A - Summary of Significant Accounting Policies

59.   See Note A of the financial statements.

Note B - Line of Credit

60.   See financial statements.

Exhibits

61.   The exhibits index has been moved.

62.   The requested exhibit has been filed.

63.   The requested revision has been made and appears in the legality opinion exhibit.

64.   The requested revision has been made and appears in the legality opinion exhibit.

Sincerely,



Lee W. Cassidy